SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

INVESTORS CAPITAL HOLDINGS, LTD.

(Name of issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of class of securities)

46147M108

(Cusip number)

Lance Jon Kimmel, Esq.

SEC Law Firm

11693 San Vicente Blvd, Suite 357

Los Angeles, California 90049

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

March 28, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robino Stortini Holdings LLC - 14-1881876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

709,330 shares
8 SHARED VOTING POWER

0 shares
9 SOLE DISPOSITIVE POWER

709,330 shares
10 SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,330 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RSSIAM, LLC, fein 20-1429886
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

709,330 shares
8 SHARED VOTING POWER

0 shares
9 SOLE DISPOSITIVE POWER

709,330 shares
10 SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,330 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RSSI Investment Advisers, LLC fein 20-2901164
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

709,330 shares
8 SHARED VOTING POWER

0 shares
9 SOLE DISPOSITIVE POWER

709,330 shares
10 SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,330 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Stortini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

10,900 shares
8 SHARED VOTING POWER

709,330 shares
9 SOLE DISPOSITIVE POWER

10,900 shares
10 SHARED DISPOSITIVE POWER

709,330 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

720,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles J. Robino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

709,330 shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

709,330 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,330 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON*

IN

The following constitutes the initial Schedule 13D filed by the undersigned (the “Schedule 13D”).

The following constitutes Amendment No. 2 (This “Amendment”) to the Schedule 13D, as previously amended by Amendment NO. 1 to the initial Schedule 13D (The (“Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.

Item 2 is amended in its entirety to read as follows:

Item 2.	Identify and Background.

This Schedule 13D is filed by Robino Stortini Holdings LLC (“RSH”), Michael Stortini and Charles J. Robino, (collectively, the “Reporting Persons”), who act as a group with regard to certain aspects of shares of the Company’s Common Stock.

RSH is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of RSH is investing and trading in securities. RSH’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

RSSIAM, LLC is a limited liability company organized and existing under the laws of the State of Delaware. The Principal business of RSSIAM is managing companies that invest and trade in securities. RSSIAM’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

RSSI Investment Advisers, LLC (“RSSI”) is a limited liability company, organized and existing under the laws of the State of Delaware. RSSI is an investment adviser registered in the states of Delaware and Pennsylvania. RSSI’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

Messrs. Stortini and Robino are individuals, each of whose business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804. Messrs. Stortini’s and Robino’s principal occupation is that of manager of RSH. Messrs. Stortini and Robino are both United States citizens.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is amended its entirety to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), as of the date of this Amendment, each of the Reporting Persons may be deemed to beneficially own 720,230 shares of the Company’s Common Stock. The shares of Common Stock are either held in the name of RSH or Mr. Stortini personally. RSH and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini, and Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH except to the extent of their pro rata equity ownership interest in RSH.

The funds used by RSH to purchase the shares of the Company’s Common Stock which it owns came from working capital, cash on hand and brokerage account margin loans. Such shares of the Company’s Common Stock were accumulated through purchases, partially offset by occasional sales, made on the open market between January 12, 2006 and December 22, 2006, at an average purchase price of $4.23 per share of Common Stock, representing an aggregate cost of approximately $721,723. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH, no part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 4 is amended to read in its entirety as follows:

Item 4.	Purpose of the Transaction

The Reporting Persons believe that the purchase of such shares of the Company’s Common Stock represents an attractive investment and potentially attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market, in private transactions, or otherwise, at such time and on such terms as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations, marketing of the Company’s products, new product development and overall future plans of the Company. Such discussions may also include consideration of the present stock ownership of the Company and opportunities for the Reporting Persons to acquire additional shares of the Company’s common stock.

The Reporting Persons are regularly reviewing the Company’s publicly announced business plans, as stated in the Company’s press releases and SEC filings. The Reporting Persons agree with some and do not agree with other of the Company’s most recently announced business plans and are assessing their options. On or about February 13, 2006, RSH submitted a written demand to the Company to inspect certain of the Company’s books and records and to obtain stockholder list materials, pursuant to Section 220 of the Delaware General Corporation Law. Following such request and in lieu of completing the inspection, the Reporting Persons have opened and maintained a dialogue with the Company. On or about August 20, 2006, the Reporting Persons contacted the Company to arrange a meeting with management and representatives of the Board of Directors of the Company to hold discussions. On or about September 7, 2006, the Reporting Persons held discussions with representatives of management and the Board of Directors of the Company concerning new product development, joint product development and the possibility of RSH providing working capital directly or indirectly to the Company. On or about October 5, 2006, the Reporting Persons held further discussions with representatives of management and the Board of Directors of the Company concerning new product development, joint product development and the possibility of RSH providing working capital directly or indirectly to the Company.

Depending on various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of their shares of the Company’s Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

The Reporting Persons may also consider engaging in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any its subsidiaries;

•	the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	an offer to purchase shares of the Company’s common stock directly from one or more of its shareholders, or all of its shareholders;

•	similar actions.

If the Reporting Persons were to acquire a sufficient number of shares of the Company’s Common Stock, Mr. Stortini, Mr. Robino, or both, might seek representation on the Company’s Board of Directors, and the Reporting Persons might seek additional representation on the Company’s Board of Directors, through appointment created by expansion of the Board of Directors, the resignation of one or more Board members, by vote of the stockholders of the Company at an annual or special meeting of stockholders, or otherwise. Depending upon the amount of such future and presently hypothetical ownership, the possibility of majority representation on the Board would not be excluded.

Item 5 is amended to read in its entirety as follows:

Item 5.	Interests in Securities in the Issuer.

(a) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of 720,230 shares of the Company’s Common Stock, constituting 11.7% of the 6,151,512 shares of the Company’s Common Stock outstanding as of November 13, 2006 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006). RSH and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini, and Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH except to the extent of their pro rata equity ownership interest in RSH.

(b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of 720,230 shares of the Company’s Common Stock, constituting 11.7% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of 720,230 shares of the Company’s Common Stock, constituting 11.7% of the shares of the Company’s Common Stock outstanding, as calculated above. RSH and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini, and Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH except to the extent of their pro rata equity ownership interest in RSH.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons during the 60 days prior to the date of this filing. All the transactions were effected through open market purchases.

(d) None.

(e) Not Applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No. 2.1 – Letter dated January 12, 2006 sent by the Company to RSH.

Exhibit No. 2.2 – Letter dated January 25, 2006 sent by RSH to the Company.

Exhibit No. 2.3 – Letter dated February 13, 2006 sent by RSH to the Company.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Manager

/s/ Michael Stortini
Michael Stortini

/s/ Charles J. Robino
Charles J. Robino

RSSIAM, LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Managing Member

RSSI Investment Advisers, LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Managing Member

A. Transactions by RSH

Date	Action	Quantity	Price	Amount
01/12/06	Buy	1,000	$2.93	$2,930.00
01/12/06	Buy	1,200	$2.98	$3,576.00
01/12/06	Buy	1,000	$2.99	$2,990.00
01/12/06	Buy	6,000	$3.00	$18,000.00
01/17/06	Buy	100	$2.81	$281.00
01/17/06	Buy	4,900	$2.82	$13,818.00
01/18/06	Buy	1,000	$2.50	$2,500.00
01/25/06	Sell	(3,100)	$2.27	$(7,037.00)
01/25/06	Sell	(1,500)	$2.28	$(3,420.00)
01/25/06	Sell	(500)	$2.30	$(1,150.00)
01/25/06	Sell	(300)	$2.35	$(705.00)
01/26/06	Buy	300	$2.36	$708.00
01/26/06	Sell	(2,400)	$2.30	$(5,520.00)
01/26/06	Sell	(600)	$2.31	$(1,386.00)
01/26/06	Sell	(6,600)	$2.32	$(15,312.00)
01/26/06	Sell	(900)	$2.36	$(2,124.00)
01/26/06	Sell	(100)	$2.37	$(237.00)
01/26/06	Sell	(1,300)	$2.39	$(3,107.00)
01/26/06	Sell	(1,000)	$2.40	$(2,400.00)
01/26/06	Sell	(200)	$2.41	$(482.00)
01/27/06	Sell	(2,500)	$2.34	$(5,850.00)
01/27/06	Sell	(1,600)	$2.36	$(3,776.00)
01/27/06	Sell	(11,100)	$2.40	$(26,640.00)
01/30/06	Buy	2,000	$2.45	$4,900.00
01/30/06	Buy	1,500	$2.55	$3,825.00
01/30/06	Sell	(9,600)	$2.40	$(23,040.00)
01/30/06	Sell	(3,500)	$2.41	$(8,435.00)
01/30/06	Sell	(1,000)	$2.42	$(2,420.00)
01/30/06	Sell	(1,000)	$2.44	$(2,440.00)
01/30/06	Sell	(1,000)	$2.46	$(2,460.00)
01/30/06	Sell	(1,000)	$2.50	$(2,500.00)
01/30/06	Sell	(1,000)	$2.54	$(2,540.00)
01/30/06	Sell	(300)	$2.55	$(765.00)
01/30/06	Sell	(1,500)	$2.60	$(3,900.00)
01/30/06	Sell	(500)	$2.63	$(1,315.00)
01/30/06	Sell	(500)	$2.66	$(1,330.00)
01/31/06	Buy	900	$2.40	$2,160.00
01/31/06/	Sell	(2,000)	$2.38	$(4,760.00)
01/31/06	Sell	(1,000)	$2.39	$(2,390.00)
01/31/06	Sell	(8,800)	$2.40	$(21,120.00)
01/31/06	Sell	(300)	$2.41	$(723.00)
01/31/06	Sell	(1,100)	$2.60	$(2,860.00)
02/01/06	Buy	800	$2.38	$1,904.00
02/01/06	Sell	(5,000)	$2.38	$(11,900.00)
02/01/06	Sell	(100)	$2.39	$(239.00)
02/01/06	Sell	(4,900)	$2.40	$(11,760.00)

02/02/06	Sell	(8,000)	$2.40	$(19,200.00)
02/03/06	Sell	(3,900)	$2.40	$(9,360.00)
02/03/06	Sell	(100)	$2.41	$(241.00)
02/03/06	Sell	(1,700)	$2.45	$(4,165.00)
02/06/06	Buy	2,000	$2.40	$4,800.00
02/06/06	Buy	4,000	$2.41	$9,640.00
02/07/06	Buy	1,000	$2.40	$2,400.00
02/13/06	Buy	2,000	$2.36	$4,720.00
02/13/06	Buy	1,600	$2.40	$3,840.00
02/13/06	Buy	1,000	$2.45	$2,450.00
02/13/06	Buy	1,000	$2.55	$2,550.00
02/14/06	Buy	4,400	$2.55	$11,220.00
02/15/06	Buy	15,000	$2.65	$39,750.00
02/16/06	Buy	1,600	$2.60	$4,160.00
02/17/06	Buy	400	$2.55	$1,020.00
02/21/06	Buy	600	$2.53	$1,518.00
02/21/06	Buy	300	$2.54	$762.00
02/22/06	Buy	1,400	$2.54	$3,556.00
02/27/06	Buy	2,500	$2.95	$7,375.00
02/28/06	Buy	6,500	$2.70	$17,550.00
03/01/06	Buy	1,200	$2.72	$3,264.00
03/01/06	Buy	1,400	$2.75	$3,850.00
03/02/06	Buy	3,800	$2.84	$10,792.00
03/03/06	Buy	200	$2.84	$568.00
03/03/06	Buy	1,000	$2.87	$2,870.00
03/03/06	Buy	2,000	$2.88	$5,760.00
03/06/06	Buy	15,000	$2.85	$42,750.00
03/06/06	Buy	2,000	$2.87	$5,740.00
03/07/06	Buy	100	$2.60	$260.00
03/07/06	Buy	2,500	$2.75	$6,875.00
03/07/06	Buy	1,000	$2.76	$2,760.00
03/09/06	Buy	100	$2.71	$271.00
03/09/06	Buy	1,100	$2.77	$3,047.00
03/09/06	Buy	100	$2.86	$286.00
03/09/06	Buy	11,900	$2.87	$34,153.00
03/13/06	Buy	1,000	$3.05	$3,050.00
03/21/06	Buy	300	$3.15	$945.00
03/21/06	Buy	3,200	$3.16	$10,112.00
03/23/06	Buy	500	$3.23	$1,615.00
03/24/06	Buy	500	$3.19	$1,595.00
03/28/06	Buy	2,500	$3.19	$7,975.00
03/28/06	Buy	2,100	$3.20	$6,720.00
03/29/06	Buy	2,500	$3.18	$7,950.00
03/30/06	Buy	100	$3.17	$317.00
03/30/06	Buy	3,000	$3.18	$9,540.00
04/03/06	Buy	100	$3.25	$325.00
04/05/06	Buy	7,000	$3.15	$22,050.00
04/05/06	Buy	1,000	$3.25	$3,250.00
04/05/06	Buy	1,000	$3.34	$3,340.00
04/06/06	Buy	100	$3.17	$317.00

04/06/06	Buy	200	$3.19	$638.00
04/07/06	Buy	600	$3.19	$1,914.00
04/10/06	Buy	200	$2.99	$598.00
04/10/06	Buy	4,600	$3.00	$13,800.00
04/10/06	Buy	2,400	$3.10	$7,440.00
04/10/06	Buy	1,000	$3.19	$3,190.00
04/11/06	Buy	600	$3.10	$1,860.00
04/12/06	Buy	500	$3.19	$1,595.00
05/01/06	Buy	400	$3.45	$1,380.00
05/01/06	Buy	100	$3.51	$351.00
05/01/06	Buy	1,000	$3.52	$3,520.00
05/09/06	Buy	3,000	$3.76	$11,280.00
05/10/06	Buy	4,500	$3.80	$17,100.00
05/11/06	Buy	800	$3.75	$3,000.00
05/12/06	Buy	500	$3.57	$1,785.00
05/12/06	Buy	200	$3.58	$716.00
05/12/06	Buy	300	$3.61	$1,083.00
05/16/06	Buy	900	$3.62	$3,258.00
05/17/06	Buy	2,700	$3.54	$9,558.00
05/19/06	Buy	100	$3.39	$339.00
05/19/06	Buy	600	$3.44	$2,064.00
05/19/06	Buy	900	$3.53	$3,177.00
05/22/06	Buy	300	$3.57	$1,071.00
05/24/06	Buy	1,000	$3.57	$3,570.00
05/24/06	Buy	500	$3.60	$1,800.00
05/25/06	Buy	1,000	$3.64	$3,640.00
06/06/06	Buy	5,000	$3.58	$17,900.00
06/07/06	Buy	100	$3.56	$356.00
07/06/06	Buy	1,000	$3.62	$3,620.00
07/06/06	Buy	300	$3.66	$1,098.00
07/06/06	Buy	700	$3.67	$2,569.00
07/12/06	Buy	500	$3.75	$1,875.00
07/12/06	Buy	1,000	$3.82	$3,820.00
07/14/06	Buy	1,000	$3.79	$3,790.00
07/17/06	Buy	200	$3.70	$740.00
07/17/06	Buy	800	$3.71	$2,968.00
07/17/06	Buy	500	$3.79	$1,895.00
07/17/06	Buy	1,000	$3.80	$3,800.00
07/18/06	Buy	800	$3.65	$2,920.00
07/18/06	Buy	500	$3.72	$1,860.00
07/18/06	Buy	300	$3.75	$1,125.00
07/18/06	Buy	900	$3.81	$3,429.00
07/18/06	Buy	800	$3.89	$3,112.00
07/19/06	Buy	100	$3.90	$390.00
07/20/06	Buy	2,200	$3.90	$8,580.00
07/20/06	Buy	1,000	$3.95	$3,950.00
07/24/06	Buy	500	$3.90	$1,950.00
08/09/06	Buy	200	$4.20	$840.00
08/10/06	Buy	100	$4.20	$420.00
08/10/06	Buy	1,000	$4.21	$4,210.00

08/18/06	Buy	1,000	$4.22	$4,220.00
08/18/06	Buy	1,000	$4.25	$4,250.00
08/18/06	Buy	1,200	$4.29	$5,148.00
08/21/06	Buy	1,000	$4.24	$4,240.00
08/22/06	Buy	2,500	$4.23	$10,575.00
08/24/06	Buy	11,000	$4.25	$46,750.00
08/28/06	Buy	100	$4.27	$427.00
08/30/06	Buy	400	$4.25	$1,700.00
09/08/06	Buy	500	$4.15	$2,075.00
09/08/06	Buy	100	$4.34	$434.00
09/08/06	Buy	1,000	$4.35	$4,350.00
09/22/06	Buy	5,000	$5.19	$25,950.00
09/22/06	Buy	2,000	$5.25	$10,500.00
09/29/06	Buy	100	$4.94	$494.00
09/29/06	Buy	300	$4.95	$1,485.00
09/29/06	Buy	4,000	$5.00	$20,000.00
10/11/06	Buy	100	$5.60	$560.00
10/11/06	Buy	1,200	$5.66	$6,792.00
10/19/06	Buy	100	$5.35	$535.00
10/19/06	Buy	2,000	$5.37	$10,740.00
10/19/06	Buy	2,000	$5.40	$10,800.00
10/19/06	Buy	400	$5.47	$2,188.00
10/20/06	Buy	6,000	$5.46	$32,760.00
10/24/06	Buy	1,000	$5.70	$5,700.00
10/24/06	Buy	200	$5.73	$1,146.00
11/01/06	Buy	1,600	$5.86	$9,376.00
11/01/06	Buy	100	$5.87	$587.00
11/02/06	Buy	200	$5.92	$1,184.00
11/07/06	Buy	200	$5.85	$1,170.00
11/08/06	Buy	500	$5.97	$2,985.00
11/10/06	Buy	1,000	$5.94	$5,940.00
11/13/06	Buy	1,500	$5.89	$8,835.00
11/15/06	Buy	330	$5.80	$1,914.00
11/15/06	Buy	600	$5.89	$3,534.00
11/16/06	Buy	1,200	$5.45	$6,540.00
11/16/06	Buy	400	$5.64	$2,256.00
11/16/06	Buy	200	$5.65	$1,130.00
11/16/06	Buy	600	$5.74	$3,444.00
11/16/06	Buy	200	$5.75	$1,150.00
11/16/06	Buy	2,200	$5.85	$12,870.00
11/17/06	Buy	1,000	$5.89	$5,890.00
11/20/06	Buy	1,000	$5.70	$5,700.00
11/21/06	Buy	1,300	$5.80	$7,540.00
11/27/06	Buy	2,400	$5.69	$13,656.00
11/27/06	Buy	500	$5.70	$2,850.00
11/27/06	Buy	400	$5.75	$2,300.00
11/28/06	Buy	1,000	$5.64	$5,640.00
12/12/06	Buy	1,000	$5.09	$5,090.00
12/19/06	Buy	1,000	$4.75	$4,750.00
12/19/06	Buy	1,500	$4.89	$7,335.00
12/20/06	Buy	400	$4.55	$1,820.00
12/20/06	Buy	6,000	$4.69	$28,140.00
12/22/06	Buy	1,000	$4.64	$4,640.00

B. Transactions by RSSI Investment Advisers, LLC

Date	Transaction	No. Shares	Price Per Share

NONE

C. Transactions by RSSIAM, LLC

Date	Transaction	No. Shares	Price Per Share

NONE

D. Transactions by Michael Stortini

Date	Action	Quantity	Price	Amount
01/23/06	Buy	1,000	$2.25	$2,250.00
01/26/06	Buy	1,000	$2.33	$2,330.00
01/26/06	Buy	500	$2.35	$1,175.00
01/26/06	Buy	200	$2.38	$476.00
01/27/06	Buy	200	$2.40	$480.00
01/30/06	Sell	(100)	$2.40	$(240.00)
02/01/06	Buy	200	$2.40	$480.00
02/03/06	Buy	600	$2.41	$1,446.00
02/03/06	Buy	700	$2.45	$1,715.00
02/10/06	Buy	300	$2.35	$705.00
02/14/06	Sell	(1,000)	$2.56	$(2,560.00)
02/22/06	Buy	100	$2.63	$263.00
02/27/06	Buy	200	$2.96	$592.00
03/13/06	Sell	(1,000)	$3.20	$(3,200.00)
07/18/06	Buy	300	$3.89	$1,167.00
08/18/06	Buy	200	$4.23	$846.00
08/24/06	Buy	1,000	$4.25	$4,250.00
10/19/06	Buy	200	$5.24	$1,048.00
1/18/2006	Buy	200	$2.50	$500.00
5/23/2006	Buy	200	$3.65	$730.00

E. Transactions by Charles J. Robino

Date	Transaction	No. Shares	Price Per Share

NONE